Greenwich LifeSciences, Inc.

3992 Bluebonnet Dr., Building 14

Stafford, TX 77477

October 15, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Greenwich LifeSciences, Inc.
Form S-3 Registration Statement
Filed October 7, 2024
File No. 333-282533

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Greenwich LifeSciences, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Daylight Time, on Thursday, October 17, 2024, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

GREENWICH LIFESCIENCES, INC.

By:	/s/ Snehal Patel
Name:	Snehal Patel
Title:	Chief Executive Officer

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